LAURA ANTHONY, ESQ.

CRAIG D. LINDER, ESQ.*

JOHN CACOMANOLIS, ESQ.**

ASSOCIATES AND OF COUNSEL:

JOSEPHINE CARINO, ESQ.***

CHAD FRIEND, ESQ., LLM

MICHAEL R. GEROE, ESQ., CIPP/US****

JESSICA HAGGARD, ESQ. *****

CHRISTOPHER T. HINES, ESQ. ******

PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.*******

STUART REED, ESQ.

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ.********

HARRIS TULCHIN, ESQ. *********

WWW.ALCLAW.COM WWW.SECURITIESLAWBLOG.COM DIRECT E-MAIL: LANTHONY@ALCLAW.COM

*licensed in CA, FL and NY

**licensed in FL and NY

*** licensed in CA

****licensed in CA, DC, MO and NY

*****licensed in Missouri

****** licensed in CA and DC

*******licensed in NY and NJ

********licensed in NY and NJ

*********licensed in CA and HI (inactive in HI)

September 5, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Blaise Rhodes

Re:	NextNRG, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
For 10-Q for Fiscal Quarter Ended March 31, 2025
File No. 001-40809

Dear Mr. Rhodes:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated August 11, 2025 (the “Comment Letter”) to Joel Kleiner, Chief Financial Officer of NextNRG, Inc. (the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the Commission on March 27, 2025 (the “2024 10-K”), and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 (the “Q1 2025 10-Q”).

1700 PALM BEACH LAKES BLVD., SUITE 820 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936

September 5, 2025 Page 2

Set forth below are the Company’s responses to the Staff’s comments contained in the Comment Letter. For ease of reference, the Staff’s comments are reproduced below in italics and are followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 79

1.	Please disclose the nature and calculation of the “average fuel margin per gallon” measure presented on page 80. Please provide the disclosures required in Item 10(e) of Regulation S-K if this measure is a non-GAAP financial measure.

Response: Average fuel margin per gallon is a non-GAAP financial measure that the Company previously disclosed in its periodic reports. Because the Company’s management does not currently believe that presentation of average fuel margin per gallon provides useful information to investors regarding the Company’s financial condition and results of operations, management has determined that it will no longer disclose average fuel margin per gallon in its periodic reports going forward. Accordingly, the Company did not include average fuel margin per gallon in the Q2 2025 10-Q.

The Company calculated average fuel margin per gallon by subtracting cost of sales specific to fuel purchases and merchant fees from net sales and dividing it by the number of gallons delivered in the reporting period.

The tables below provide information regarding the components and calculation of average fuel margin per gallon for the fiscal years ended December 31, 2024 and 2023, respectively.

Component	Description	2024	2023
Net Sales (a)	Total revenue from fuel sales during the reporting period	$27,770,279	$23,216,423
Less: Fuel Cost of Sales (b)	Direct costs associated with purchasing fuel	$22,394,908	$19,186,109
Less: Merchant Fees (c)	Credit card and payment processing fees tied to fuel sales	$210,157	$195,083
Fuel Margin (a – b – c)	Net sales less fuel cost of sales and merchant fees	$5,165,214	$3,835,231
Gallons Delivered (d)	Total gallons of fuel delivered during the reporting period	7,231,618	5,853,167
Average Fuel Margin Per Gallon ((a – b – c) ÷ d)	Fuel Margin divided by Gallons Delivered	$0.71	$0.66	*

* The $0.01 difference between the information presented in this table and that provided in the 2024 10-K is due to rounding.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

September 5, 2025 Page 3

Note 2 – Summary of Significant Accounting Policies

Business Segments and Expense Disclosure, page F-13

2.	Please tell us how your disclosure under “Application of ASU 2023-07 – Segment Expense Disclosure Requirements” complies with the requirements in ASC 280-10- 50-20 through 50-31 and 280-10-55-15D though 55-15F. Please note that the segment disclosures are also required in your interim financial statements including your Form 10-Q for fiscal quarter ended March 31, 2025. Refer to ASC 280-10-50-32.

Response: The Company acknowledges the Staff’s comment. Although certain segment disclosures required under ASC 280-10-50-20 through 50-31 and 280-10-55-15D through 55-15F were inadvertently omitted from the 2024 10-K and the Q1 2025 10-Q, in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed with the Commission on August 14, 2025 (the “Q2 2025 10-Q”), the Company included the following segment disclosures (see Notes to Unaudited Consolidated Financial Statements—Segment Reporting, beginning on page F-54):

Note 12 – Segment Reporting

The Company operates in two reportable segments: Energy Infrastructure and Mobile Fuel Delivery. The Company’s segments were determined based on the economic characteristics of its products and services, its internal organizational structure, the manner in which operations are managed and the criteria used by the Company’s Chief Operating Decision Maker (CODM) to evaluate performance, which include revenue, gross margin, and operating profit.

Mobile Fueling

The Company’s mobile fueling segment provides on-demand fuel delivery services through a growing fleet of fuel trucks operating across a national footprint. These operations serve commercial fleets and other customers, offering a more efficient, time-saving alternative to traditional fueling stations. The Company is integrating sustainable energy solutions into its fueling operations, with the goal of assisting customers in transitioning to electric vehicles and incorporating advanced technologies such as wireless EV charging to enhance service efficiency and support the adoption of clean energy.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

September 5, 2025 Page 4

Energy Infrastructure

The Company’s energy infrastructure segment focuses on the development, deployment, and operation of AI/ML-powered smart microgrids, solar energy systems, battery storage, and wireless EV charging solutions. These systems are designed to improve grid resiliency, optimize energy use, reduce costs, and increase access to reliable, sustainable power for commercial, industrial, municipal, and tribal customers. Revenue is generated primarily through power purchase agreements, leases, and technology licensing, with projects spanning utility-scale installations, community energy systems, and integration of distributed energy resources.

The following tables present certain financial information related to our reportable segments:

	As of June 30, 2025
	Energy Infrastructure	Mobile Fuel Delivery	Total
Cash	$773,314	$1,879,524	$2,652,838
Accounts receivable - net	-	3,047,133	3,047,133
Inventory	-	227,070	227,070
Prepaids and other	-	2,275,237	2,275,237
Property and equipment - net	51,762	6,448,533	6,500,295
Intangible assets - net	4,829,998	-	4,829,998
Project Deposit	3,929,161	-	3,929,161
Operating lease - right-of-use asset	-	1,569,992	1,569,992
Operating lease - right-of-use asset - related party	-	262,474	262,474
Deposits	-	226,865	226,865

Total Assets	$9,584,235	$15,936,828	$25,521,063

	For the six months ended June 30, 2025
	Energy Infrastructure	Mobile Fuel Delivery	Total
Sales - net	-	35,964,241	35,964,241

Cost of sales	-	33,876,457	33,876,457
General and administrative expenses	3,095,143	8,724,033	11,819,176
Stock based compensation	-	25,499,097	25,499,097
Depreciation and amortization	232,567	1,056,521	1,289,088
Total costs and expenses	3,327,710	69,156,108	72,483,818

Interest income	41	-	41
Other income	75,750	(985,060)	(909,310)
Gain (loss) on settlement	-	(1,134,944)	(1,134,944)
Interest expense (including amortization of debt discount)	(2,867,909)	(4,774,519)	(7,642,428)
Total other income (expense) - net	(2,792,118)	(5,759,580)	(8,551,698)

Net loss	(6,119,828)	(38,951,447)	(45,071,275)

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

September 5, 2025 Page 5

	As of December 31, 2024
	Energy Infrastructure	Mobile Fuel Delivery	Total
Cash	52,844	1,559,273	$1,612,117
Accounts receivable - net	-	1,614,664	1,614,664
Inventory	-	126,400	126,400
Prepaids and other	-	42,509	42,509
Property and equipment - net	63,833	7,475,674	7,539,507
Intangible assets - net	5,053,332	-	5,053,332
Deposit on future asset purchase	-	2,035,283	2,035,283
Project Deposit	3,929,161	-	3,929,161
Operating lease - right-of-use asset	-	61,151	61,151
Operating lease - right-of-use asset - related party	-	314,957	314,957
Deposits	-	49,041	49,041

Total Assets	9,099,170	13,278,952	$22,378,122

	For the six months ended June 30, 2024
	Energy Infrastructure	Mobile Fuel Delivery	Total
Sales - net	-	13,991,897	13,991,897

Cost of sales	-	12,982,785	12,982,785
General and administrative expenses	1,401,136	3,043,430	4,444,566
Stock based compensation	-	251,334	251,334
Depreciation and amortization	232,930	540,891	773,821
Total costs and expenses	1,634,066	16,818,440	18,452,506

Interest income	-	-	-
Other income	1	124,250	124,251
Interest expense (including amortization of debt discount)	(1,393,717)	(2,561,562)	(3,955,279)
Total other income (expense) - net	(1,393,716)	(2,437,312)	(3,831,028)

Net loss	(3,027,782)	(5,263,855)	(8,291,637)

The Company further confirms that it will include appropriate disclosures as required by ASC 280-10-50-20 through 50-31 and 280-10-55-15D through 55-15, in its future periodic reports.

Cost of Sales, page F-30

3.	You have a separate line item on the face of your statement of operations for depreciation and amortization. Please revise your note disclosure in future filings to clarify whether you allocate a portion of depreciation and amortization to cost of sales, and, if applicable, revise your line item description for cost of sales. Refer to SAB Topic 11:B.

Response: The Company acknowledges the Staff’s comment and included the following disclosure in the Q2 2025 10-Q (see Notes to Unaudited Consolidated Financial Statements—Note 2—Summary of Significant Accounting Policies—Cost of Sales on page F-23, and Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Cost of Sales on page 27):

Fuel costs include all costs incurred to acquire fuel, including supporting transportation costs prior to delivery to customers. Fuel costs do not include any depreciation of property and equipment as there are no significant amounts that could be attributed to fuel costs. Accordingly, depreciation and amortization are separately classified in the consolidated statements of operations and are not recorded in cost of sales.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

September 5, 2025 Page 6

The Company further confirms that it will include similar disclosure, as appropriate, in its future periodic reports.

Additionally, with respect to the line item on the Company’s consolidated statements of operations that was identified as “Cost of sales” in previous periodic reports, the Company will identify this line item as “Cost of sales (exclusive of depreciation shown separately below)” in future periodic reports, consistent with SAB Topic 11.B.

Form 10-Q for Fiscal Quarter Ended March 31, 2025

Item 1. Financial Statements

Consolidated Statements of Operations, page F-2

4.	The “weighted average number of shares - basic and diluted” amounts for the three months ended March 31, 2025 and 2024 appear to be inconsistent with the number of shares amounts disclosed in the consolidated statements of changes in stockholders’ deficit for the corresponding periods disclosed on pages F-3 and F-4. Please provide us with your calculations.

Response: The Company acknowledges that the “weighted average number of shares – basic and diluted” amounts for the three months ended March 31, 2025 and 2024, as presented in the Q1 2025 10-Q was incorrect and inconsistent with the number of shares presented in the consolidated statements of changes in stockholders’ deficit. The Company has prepared corrected calculations of the weighted average number of shares outstanding, which are provided below. The Company will ensure that the weighted average number of shares outstanding is accurately reported in future periodic reports.

2024 Calculation:

Issue Date	# Shares Issued	Cumulative	Days Outstanding (Issue Date Minus Period End Date)	Weighted Average (# of Shares Divided by Total Days in Period Times Days Outstanding)
1/1/24	101,806,612	101,806,612	90	101,806,612
2/15/2024	125	101,806,737	45	63
2/15/2024	125	101,806,862	45	63
2/15/2024	126	101,806,988	45	63

3/31/24		101,806,988	90

			Weighted Average Shares (Sum of Weighted Average)	101,806,800
			Net Loss	(2,675,252)
			Net Loss Per Share (Net Loss divided by Weighted Average Shares)	$(0.03)

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

September 5, 2025 Page 7

2025 Calculation:

Issue Date	# Shares Issued	Cumulative	Days Outstanding (Issue Date Minus Period End Date)	Weighted Average (# of Shares Divided by Total Days in Period Times Days Outstanding)
1/1/25	106,707,827	106,707,827	89	106,707,827
1/14/2025	32,000	106,739,827	76	27,326
1/14/2025	150,600	106,890,427	76	128,602
1/30/2025	3,334	106,893,761	60	2,248
2/1/2025	8,333	106,902,094	58	5,430
2/13/2025	150,600	107,052,694	46	77,838
3/1/2025	8,333	107,061,027	30	2,809
3/3/2025	27,574	107,088,601	28	8,675
3/26/2025	15,000	107,103,601	5	843
2/26/2025	15,000	107,118,601	33	5,562
2/13/25	5,000,000	112,118,601	46	2,584,270
3/31/25	75,378	112,193,979	0	0
1/15/25	41,437	112,235,416	75	34,919
3/27/25	61,204	112,296,620	4	2,751

3/31/25		112,296,620	89

			Weighted Average Shares (Sum of Weighted Average)	109,589,099
			Net Loss	(8,937,999)
			Net Loss Per Share (Net Loss divided by Weighted Average Shares)	$(0.08)

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

September 5, 2025 Page 8

Note 1 – Organization and Nature of Operations

Segment Reporting, page F-18

5.	You disclose on page F-9 that you present your consolidated financial statements with segments for mobile fueling services, energy infrastructure services, and technology solutions. Please clarify and revise to disclose explicitly how many operating segments you have and provide us with a detailed analysis of how you determined you operate as a single reportable segment. Refer to ASC 280-10-50-1 through 50-9. If you are aggregating operating segments, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12.

Response: The identification of three segments on page F-9 of the Q1 2025 10-Q represents an inadvertent scrivener’s error. The Company currently operates in, and has historically operated in, two reportable segments: energy infrastructure and mobile fuel delivery. The Company does not operate as a single reportable segment and the Company does not aggregate segments. The segments as disclosed in the Company’s Q2 2025 10-Q are the correct segments

The Company’s segments were determined based on the economic characteristics of its products and services, its internal organizational structure, the manner in which operations are managed and the criteria used by the Company’s chief operating decision maker to evaluate performance, which include revenue, gross margin, and operating profit. Although certain segment disclosures required under ASC 280-10-50-20 through 50-31 and 280-10-55-15D through 55-15F were inadvertently omitted from the 2024 10-K and the Q1 2025 10-Q, the Company included required segment disclosures in its Q2 2025 10-Q, as indicated in the Company’s response to Comment 2 above.

We thank you in advance for your time and attention to this matter. Please do not hesitate to contact us should you have any questions or wish to discuss anything.

Sincerely yours,

/s/ Laura Anthony

Laura Anthony, Esq.
Anthony, Linder & Cacomanolis, PLLC

Cc:	Suying Li/Securities and Exchange Commission
Michael D. Farkas/NextNRG, Inc.
Joel Kleiner/NextNRG, Inc.
Yechiel Baron/NextNRG, Inc.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832